Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business/Financial Editors:
            Claude Resources Inc. Reports 2009 Financial and Operating Results

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            Trading Symbols
            TSX - CRJ
            NYSE Amex - CGR
            >>

            SASKATOON, March 30 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") today reported its 2009 financial and operating results. Gold revenue from the Company's Seabee Operation for the year ended 2009 increased
18 percent to $48.5 million from $41.0 million reported for the year ended
2008. The increase was a result of a 20 percent improvement in Canadian dollar gold prices realized (2009 - $1,112 (U.S. $975); 2008 - $930 (U.S. $871))
offset by a modest decrease in gold sales volume (2009 - 43,631 ounces; 2008 -
44,099 ounces).

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            Annual Seabee Production and Costs Statistics

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                                                                  Dec 31      Dec 31
                                                                    2009        2008
            -------------------------------------------------------------------------

            Tonnes Milled                                        247,641     228,427
            Head Grade (grams per tonne)                            6.17        6.46
            Recovery (%)                                           95.3%       95.8%
            Gold Produced (ounces) (1)                            46,827      45,466
            Gold Sold (ounces) (2)                                43,631      44,099
            Operating Expenses (CDN$ million)                      $30.5       $32.2
            Cash Operating Costs (CDN$/oz) (3)                      $699        $729
            Cash Operating Costs (US$/oz) (3)                       $613        $683
            -------------------------------------------------------------------------

            (1)  Includes ounces produced from Santoy 7 and Porky West bulk samples.
            (2)  Excludes 3,379 ounces (2008 - 640 ounces) sold from Porky West bulk sample.
            (3)  For an explanation of non-GAAP performance measures, refer to "Non-
                 GAAP Performance Measures".
            >>

            Neil McMillan, President and Chief Executive Officer stated that, "2009 was a very successful year for Claude. The Company demonstrated through exploration and the delivery of a National Instrument 43-101 compliant mineral resource evaluation the significant potential of our Madsen gold project. Our achievements at the Seabee Operation were also notable. We successfully executed underground exploration while increasing our margins and produced ounces at Seabee."
            During 2009, the Company improved operating and profit margins at the
Seabee Operation. Total cash cost per ounce decreased four percent to CDN $699
(U.S. $613) per ounce this year from CDN $729 (U.S. $683) in 2008.
Furthermore, for the year ended December 31, 2009, earnings before interest, taxes, depreciation and amortization (EBITDA) was $11.7 million versus $3.5 million in 2008.
            For the year ended December 31, 2009, the Company recorded a net loss of
$6.3 million, or $0.06 per share. This compares to net earnings of $0.4 million in 2008, or $0.00 per share, after a gain of $6.5 million arising from the sale of certain of the Company's natural gas assets and after a $2.2 million non-cash recovery related to income tax benefits arising from the issuance of flow through shares. The Company had working capital of $28.5 million (2008 - $19.2 million).

            Expenditures

            For the year ended December 31, 2009, the Company reported mine operating costs of $30.5 million, a five percent decrease from the $32.2 million recorded in 2008. This decrease was largely attributable to decreased material and service costs.

            Exploration

            Claude Resources continued its aggressive exploration and development strategy during 2009, focusing at Madsen on the completion of Phase I of the 8
Zone drill program and continued surface evaluation of the Madsen Mine and 8
Zone trends. Underground drilling confirmed high grade mineralization 450 feet down plunge of historic mine infrastructure as well as the potential for the development of parallel footwall lenses. Historic high grade drill results were verified with the return of 0.75 ounces per ton over 25.92 feet
(including 4.14 ounces per ton over 3.12 feet) and 3.71 ounces per ton over
2.46 feet. In late 2009, SRK finalized an independent National Instrument
43-101 mineral resource evaluation for the Madsen Mine. The evaluation outlined Indicated Resources of 928,000 ounces of gold at 0.26 ounces per ton or 8.93 grams per tonne and Inferred Resources of 297,000 ounces of gold at
0.34 ounces per ton or 11.74 grams per tonne.
            Exploration at the Seabee Operation focused on permitting and developing satellite ore bodies to be used as supplemental feed for the Seabee Mill. The
Company continued to move Santoy 8 towards commercial production by preparing an Environmental Impact Statement. Combined with anticipated production from
Santoy 8, the Company is continuing to demonstrate its capacity to effectively grow the Seabee Operation from discovery, to development and then to production. During 2009, the Company released drill results from Seabee Deep that included 28.05 grams of gold per tonne over 1.6 metres true width, 19.36 grams of gold per tonne over 3.3 metres true width, 14.98 grams of gold per tonne over 4.7 metres true width and 15.23 grams of gold per tonne over 3.9 metres true width. These intercepts demonstrate grade above the historical average and are in close proximity to existing development and infrastructure.

            Outlook

            For 2010, the Company will continue to focus on the following:

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            i)     Advancement of surface and underground exploration drill programs at the Company's 100 percent owned Madsen Exploration Project with a continuation of the shaft dewatering program;
            ii)    Further development of satellite deposits and improvement of operating margins at the Seabee Operation by moving Santoy 8 towards commercial production, pending environment approval and permits;
            iii)   At the Seabee Operation, continue Seabee Deep exploration and development to increase or sustain reserves and resources; and
            iv)    Investment in capital projects and equipment to increase both production and productivity at the Seabee Operation.
            >>

            For 2010, forecasted gold production at the Seabee Operation is estimated to range from 46,000 to 50,000 ounces. Cash operating costs for 2010 are estimated to be similar to 2009.
            Capital is expected to remain at current year levels as a result of continued investment at Madsen and expected upgrades at the Seabee Operation.
            A copy of Claude's 2009 financial statements and notes can be viewed at
www.clauderesources.com. Further information relating to Claude Resources Inc.
has been filed on SEDAR and may be viewed at www.sedar.com.

            Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 880,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.
            The disclosure of scientific and technical information regarding Claude's exploration and mining properties in this news release were prepared by or under the supervision of the following Qualified Persons for the purpose of
National Instrument 43-101:

            Qualified Persons

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            Philip Ng, P.Eng., Vice President Mining Operations
            Brian Skanderbeg, P.Geol., Vice President Exploration
            >>

            CAUTION REGARDING FORWARD-LOOKING INFORMATION

            This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could",
"will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

            Cautionary note to US investors concerning resource estimates

            The resource estimates in this document were prepared in accordance with
National Instrument 43-101, adopted by the Canadian Securities Administrators.
The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the
"SEC"). In this document, we use the terms "measured," "indicated" and
"inferred" resources. Although these terms are recognized and required in
Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves." Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into
"reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

            Non-GAAP Performance Measures

            The Company utilizes non-GAAP financial measures as supplemental indicators of operating performance and financial position. These non-GAAP financial measures are used internally by the Company for comparing actual results from one period to another. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company uses
EBITDA as a supplemental financial measure of its operational performance.
Management believes EBITDA to be an important measure of its capacity to generate cash flow from operations as it excludes the effects of items which primarily reflect the impact of long-term investment decisions and finance strategies, rather than the performance of the Company's day-to-day operations. The Company measures EBITDA as net earnings before operations held for sale, plus income taxes, interest expense, and depreciation, depletion and accretion.
            The Company believes that this measurement is useful in measuring the
Company's ability to service debt, meet other payment obligations and as a valuation measurement.

            %SEDAR: 00000498E %CIK: 0001173924

            /For further information: Neil McMillan, President & CEO, Phone: (306)
668-7505; or Marc Lepage, Investor Relations, Phone: (306) 668-7501, Email:
ir(at)clauderesources.com, Website: www.clauderesources.com/
            (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 09:24e 30-MAR-10